

January 16, 2013

Received SEC

JAN 23 2013

Washington, DC 20549

Amanda Ravitz/Assistant Director
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549-3561

RE: MYEZSMOKES, Inc.
Offering Statement on Form 1-A
Filed December 5, 2012
File No. 024-10336

Ms. Ravitz:

This letter is in response to your letter dated December 28, 2012 in reference to our filing of the Form 1-A filed December 5, 2012 on the behalf of MYEZSMOKES, Inc., File No. 024-10336.

Please accept the following responses.

Comment 1

Part I – Notification, page 1

It does not appear that you have included the names and addresses of all of your directors as listed on page 35. Please revise or advise.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 2

Please delete the qualifications in your responses to Item 2(a) and 7(b) regarding your awareness and knowledge, respectively. It appears that information to be provided in response to these items is available to you.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 3

We note that you have not listed an underwriter although it appears that you intend to use Kodiak Capital Group as a selling agent. Please tell us what services Kodiak Capital Group will provide you and why you do not believe that they should be identified as an underwriter. We note the same issue with respect to Item 4(a).

Answer: Kodiak Capital will serve as a reseller of the securities obtained from the Company.

Comment 4

Item 4. Jurisdiction in Which Securities Are to be Offerred, page 3

Please revise to indicate the methods by which you will offer the securities. Refer to Item 4(b) of Part I of Form 1-A.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 5

It is unclear from your statement in Item 4(b) as to why you are relying on a statutory exemption from registration for the offer of your securities especially in view of Section 3(d) of the Securities Act does not exist. Also, we note on the cover page your statement that your shares are being offered pursuant to Section 3(d). Please revise.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 6

Item 5. Unregistered Securities offered or Sold Within One Year, page 4

Please revise to provide the information required by Item 5(c) of Part I. We note that you refer to section 4(2). Please revise to state briefly the facts relied upon to make the exemption from registration available.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 7

Item 6. Other Present or Proposed Offerings, page 5

Please tell us why you believe it is appropriate to provide statements in response to Item 6 as well as to Items 7(a) and 9 that differ from the statements requested in those items.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 8

Item 8. Relationship with Issuer of Named Experts in Offering Statement, page 5

Please tell us the basis for your statement that you anticipate "all experts shall be independent of the issuer" given your statement in Item 1(h) that your counsel with respect to the proposed offering is Scudi Johnson & Ayers and the disclosure elsewhere in your Form 1-A that Morgan Scudi is a member of your board of directors and may be a shareholder.

Answer: Typographical error appeared in original Form 1-A. Morgan Scudi resigned as Director of the Company effective February 29, 2012. The Company has amended Item 8 in the Form 1-A Amendment No. 1 filed on January 16, 2013. In addition, Morgan Scudi is not a shareholder of the Company.

Comment 9

Cover Page, page 8

Please tell us the procedure by which you envision setting the price for the offered securities. In this connection, describe the method by which you intend to set the price and the date on which you anticipate setting the price, especially in relation to the date that that this offering statement becomes qualified.

Answer: The offering price of the Company's common stock is to be sold at a price per share equal to 50% of the closing bid price of the Company's common stock as quoted on the OTC Markets on the immediately preceding trading day.

Comment 10

Please advise to disclose a specific date that the offering will terminate.

Answer: The offering shall terminate on December 25, 2013. The Company Form 1-A Amendment No. 1 filed on January 16, 2013 includes this disclosure.

Comment 11

Risk Factors, page 11

Please revise this section to disclose each material risk to you clearly under its own separate caption. By way of example only, and not limitation, please include risk factors (1) to disclose that electronic cigarettes may become subject to regulation by the FDA, (2) to address reported incidents in which electronic cigarettes have exploded and caused bodily harm, (3) to address possible health risks associated with electronic cigarettes, (4) to address risks associated with the use of social media to obtain medical information, (5) to address the existence of your preferred stock and how your issuance of preferred stock could materially limit or qualify the rights of your common stock holders, (6) to discuss the lack of business experience of your officers, directors and key personnel, (7) to address the stock ownership of

Mr. Balsiger, and (8) to highlight the substantial doubt that exists about your ability to continue as a going concern.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 12

Please revise this section to remove disclosure that minimizes the risk. For example, we note that you disclose on page 12 that you believe your market research has come back "positive" and the reference on page 12 to "an opportunity for the Company."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 13

Please reconcile your disclosure on page 12 that you do not own the IP with the disclosure in the sixth paragraph on page 19 that you "have a lot of Intellectual Properties."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 14

Please discuss the risks associated with the possibility that you may not sell all of the offered shares; including scaled down operations as well as potential investment loss. We note the disclosure on page 29.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 15

Business and Properties, page 12

Please update the disclosure throughout your filing. For example, we note the disclosure on page 14 that you "will compete" in the internet business sector. However, it appears from your website that you already have a web based sales platform.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 16

Please provide us with copies of the third party data mentioned in your filing, such as the data on pages 12, 13, 17 and 18. Please mark the materials so that they are keyed to the disclosure.

Answer: The Company's has omitted this disclosure in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 17

Given your disclosure on page 12 that the electronic cigarette market is new, please revise throughout to remove claims about the market, the benefits of electronic cigarettes and your position in the market, or revise to indicate that they represent management's belief. Examples include the disclosure on page 13 that the "growth potential in sales is staggering" and the disclosure on page 18 that the potential market size and dollars "are really staggering."

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 18

We note the disclosure on pages 12-14 about the market. Please expand the disclosure to answer the question in paragraph 3(a) to describe in detail your business and what you propose to do. The disclosure should clearly explain to investors the current state of your business and your plans.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 19

Company Profile, page 14

We note your reference here that you are part of an 11 year old company. Please clarify this statement by providing the name of the entity you are referring to and the nature of the relationship between the entities. If this disclosure refers to a parent company, please disclose any material terms of this relationship.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 20

Initial Product Entries, page 15

We note the disclosure on pages 15 and 16 about your products that you plan to bring to the market. Please expand the disclosure to answer the question in paragraph 3(b) regarding suppliers.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information

Comment 21

Please revise the disclosure on page 15 about the three products to disclose when you plan to bring the products to the market. Also, clarify the status of the development of the products.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 22

Please tell us the basis for the retail prices listed for the products on pages 15 and 16. If you have not sold any of the listed products, it is unclear that you have a reasonable basis upon which to project the retail prices.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 23

Please tell us the basis for your statement on page 16 about offering kits "with an equal to or better value to the customer than what is currently on the market" given your disclosure that you will bring the kits to market in the second quarter of 2013.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 24

MyEzsmokes Inc. Qualifications for Success, page 18

Please eliminate disclosure that appears to be marketing. For example, we note the disclosure in the third paragraph on page 18 about your "strong position to achieve substantial market penetration" and your disclosure in the penultimate paragraph on page 18.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 25

Indirect Competitors, page 19

Please clarify what you mean by the phrase "Slow and Go approach" mentioned in the third paragraph on page 19.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 26

Distribution Plan, page 20

Please clarify what you mean by the phrase "Multi-Level Marketing Channel partners" mentioned in the sixth paragraph of this section.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 27

Projections, page 21

We note that you have provided "Pro-Forma Annual Income Projections." The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information or otherwise include all of the disclosures set forth in Article 11 of regulation S-X.

Answer: The Company has removed the projections with proforma data in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 28

We note that you provided "Pro-Forma Annual Income Projections" for fiscal 2012 through 2015. Please note the guidance contained in Part II of Form 1-A, which encourages the use of projections of future economic performance that have a reasonable basis and are presented in an appropriate format. Please address the following:

- The term "pro-forma" has specific meaning under Article 11 of Regulation S-X. In order to avoid confusion, please revise to provide a different label describing this information or otherwise include all of the disclosures set forth in Article 11 of Regulation S-X.
- Disclose in detail your basis for these projections and forecasts. For example, explain how you determined a CAGR of 149.7% is appropriate. Further, explain how you applied this CAGR in your projections. In this regard, it appears that you project a 329% increase in revenues from fiscal 2012 to fiscal 2013. Explain how that projection corresponds with the CAGR you discuss.
- Explain to us why you believe these projections have a reasonable basis. In this regard, we note you present projected revenues of $709,881 for fiscal year 2012. However, for the nine months ended September 30, 2012, you have reported revenues of only $19,238. Further, you project $3.0 million of revenues in fiscal year 2013, but on page 18 of the filing you discuss that the FDA is detaining large shipments of e-Cig products. Discuss how your projections consider these challenges.

As an alternative to the above, you may remove the information from the filing.

Answer: The Company has removed the projections with proforma data in the Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 29

Please expand the disclosure on page 23 regarding concerns raised by anti-smoking groups that the use of electronic cigarettes might carry health risks to disclose that according to the FDA electronic cigarettes may contain ingredients that are known to be toxic to humans and may contain other ingredients that might not be safe.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 30

Please expand the reference at the top of page 26 to the receipt of proper initial funding to quantify the funding.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 31

Officers and Key Personnel of the Company, page 33
Directors of the Company, page 35

On both pages 33 and 35, please revise your disclosure regarding the individuals' backgrounds to clearly indicate the name of employers, titles and dates of positions held during the past five years.

Answer: The Company has amended the Form 1-A Amendment No. 1 filed on January 16, 2013 in a manner that provides additional information.

Comment 32

Financial Statements, page 40

Interim Unaudited Financial Statements, page 41

As applicable, please revise your unaudited financial statements and related footnotes to also address the comments issued in connection with your annual financial statements.

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 33

Consolidation Statement of Cash Flows, page 46

We note that you recorded a $437,960 adjustment within your consolidated statement of cash flows for stock issued and financing costs during the nine months ended September 30, 2012 and that you presented this amount as an adjustment to cash flows from operating activities. Please tell us and revise your filing to explain the nature of this item and why you have included it is an adjustment to cash flows from operating activities. Please also explain where you have recorded this amount within your consolidated balance sheet and/or income statement.

Answer: The Company has included only stock issued in its cash flow from operations and detailed its recognition in the notes to financial statements.

Comment 34

Notes to Consolidated Financial Statements, page 47
Note 2. Summary of Significant Accounting Policies, page 47
Stock-based compensation for obtaining employee services, page 49

Please revise your filing to clearly and separately disclose your accounting policy for equity instruments granted to employees and equity instruments granted to non-employees.

Answer: The Company has clarified and eliminated "other than employees".

Comment 35

Note 7. Common Stock, page 55

We note your disclosures related to the 293,000 of common shares that you issued for $175,000 of cash during September of 2012. We further note that you recorded a $191,710 finance charge within your consolidated statement of operations during the nine months ended September 30, 2012, which represents the difference of the $.60 offering price and the fair value of your common stock. Please tell us and revise your filing to explain in more detail the terms of the transaction and why you have recorded this financing charge within your statement of operations for this stock offering. Please explain if this common stock issued at a discount for cash was issued to employees or non-employees. Cite the accounting literature relied upon and how you applied it to your situation. We may have more comments upon reviewing your response.

Answer: We have eliminated the finance charge and disclosed that cash was received not at a discount to a non employee,

Comment 36

Annual Financial Statements, page 56
Balance Sheets, page 56

We note here that you have recorded $161,536 and $176,492 of accounts payable and accrued expenses as of December 31, 2011 and December 31, 2010, respectively. Please tell us and revise your filing to explain in more detail the nature of these liabilities.

Answer: We have included a note 5 to the financial statements.

Comment 37

Notes to Financial Statements, page 61

Note 1. Organization, page 61

We note your disclosure here and throughout the filing that the financial statements include two wholly owned subsidiaries, MyEZSmokes Company and Fashion Handbags, Inc. Please revise the filing to describe the operations of Fashion Handbags, Inc. and how this subsidiary impacts your consolidated financial statements.

Answer: Note 1 and Note 3 has been revised.

Comment 38

Note 2. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 62

Please revise your filing to explain the key terms of your sales arrangements for each of the products or groups of similar products you sell. As we note certain of your sales are through retailers, please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Describe how you meet the criteria in SAB Topic 13 to recognize revenue related to these arrangements. Within your amended disclosure, please specifically explain at what point in the earnings process you recognize revenue.

Answer: We have revised our revenue recognition note.

Comment 39

We note further from page 14 that you are a branding, importer and wholesaler of consumer products. Please tell us and revise your filing to explain if you recognize revenue for the sale of your electronic cigarette products on a gross basis or a net basis. Within your response, please address how you considered the guidance in Topic 605-45-45-3 through 45-18 of the FASB Accounting Standards Codification.

Answer: We have revised our revenue recognition note.

Comment 40

Note 5. Notes Payable-Short Term/Long Term Debt, page 66

We note from page 42 that certain of your notes payables are related party notes. Please revise your filing to clearly label these notes payable outstanding as of December 31, 2011 and December 31, 2010 as related party note payables, as applicable, on the face of your financial statements and to provide the disclosures for your related party loans pursuant to the guidance in 850-10-50 and 470-10-50 of the FASB Accounting Standards Codification.

Answer: The loans are not related party and have been removed.

Comment 41

Further to the above, we note that certain of these loans do not have stated interest rates. Please tell us how you have considered the guidance in Topic 835-30 of the FASB Accounting Standards Codification as it relates to these notes. In this regard, tell us the difference, if any, between the cash received in the transactions and the face amount of the notes. Please also tell us whether there were any other rights or privileges granted to the note holder in the transactions.

Answer: There was no difference from the face amount of the note nor was there any other rights granted.

Comment 42

We note from pages 42 and 54 that $59,000 of your outstanding notes payable are convertible. Please revise your filing to explain the terms of these notes including the amount of common stock these notes are convertible into and how you are accounting for these convertible notes. Refer to the guidance in Topic 470-20 of the FASB Accounting Standards Codification.

Answer: We have revised our notes to financial statement to include additional disclosures.

Comment 43

We note your disclosure of $25,000 of debt forgiveness in the statement of stockholder equity. Please provide us with additional details regarding the debt forgiveness, including your related accounting. Further, please explain how you considered this transaction in your disclosure of noncash investing and financing activities in the statement of cash flows. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification

Answer: Details have been added in note. Cash flows from financing activities have included this amount as a reduction of the loan.

Comment 44

Note 6. Income Taxes, page 66

Please revise your filing to include the disclosures outlined in 740-10-50-9 of the FASB Accounting Standards Codification.

Answer: The income tax note has been revised.

Comment 45

Note 9. Merger page 67

We note your disclosures here and on pages 24-25 related to the merger transaction with the two enterprises on April 8, 2011. Please revise your filing to explain in more detail the terms of the transaction and how you are accounting for this transaction pursuant to Topic 805 of FASB Accounting Standard Codification. Within your amended disclosure, please explain if you are accounting for this transaction as a reverse merger, recapitalization, or as a merger of entities under common control. Cite the accounting literature relied upon and how you applied it to your situation.

Answer: The note has included an explanation that the merger was a reverse merger for accounting purposes.

Comment 46

Management's Discussion and Analysis of Certain Relevant Factors, page 69

48. Describe any trends in the Company's historical operating results..., page 69

Please revise your filing to disclose any trends in your historical operating results as required by Item 48 of General Instructions to Offering Circular Modal (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 47

49. If the Company sells a product or products and has had significant sales…, page 69

Please revise your filing to disclose your existing gross margin as a percentage of sales for the last fiscal year (fiscal 2011) as required by Item 49 of General Instructions to Offering Circular Model (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Comment 48

Further to the above, we note that you are working on roughly a 45%-50% gross profit margin. Please revise your filing to clearly disclose if this is your anticipated gross margin for next year. Refer to the guidance in Item 49 of General Instructions to Offering Circular Model (A).

Answer: Please refer to Form 1-A Amendment No. 1 filed on January 16, 2013.

Registrant wishes to acknowledge the following:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
- Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
- The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,



/s/ Daniel Balsiger
Daniel Balsiger
Chief Executive Officer
(Principal Executive Officer)